10-3-94                  General Reporting Rules                      2018-E
 UNITED STATES                                   OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION              OMB Number:        3235-0058
 Washington, D.C. 20549
                                      Estimated average burden
                                      Hours per response..........2.50
                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):[x]Form 10-KSB []Form 20-F [] Form 11-K [] Form 10-QSB [] Form N-SAR

                  For Period Ended: June 30, 1998 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

ARTHUR TREACHER'S, INC.                                  .
Full Name of Registrant


Former Name if Applicable

7400 BAYMEADOWS WAY, SUITE 300
Address of Principal Executive Office (Street and Number)

JACKSONVILLE, FLORIDA 32256
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The Form 10-KSB could not be filed within the prescribed time period because the Company replaced its President during the fourth quarter of the fiscal year and the remaining management spent significant time and effort attempting to consummate two acquisitions during the fourth quarter, which transactions were not consummated.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Steven W. Schuster, Esq.      (212)                      448-1100
                  (Name)            (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion the x Yes No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   See Exhibit A


                                     ARTHUR TREACHER'S INC.
                               (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     SEPTEMBER 28, 1998                   By: /s/William Saculla, President
                                                  William Saculla, President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                              ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                                                GENERAL INSTRUCTION

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.

                                                     EXHIBIT A




                                              ARTHUR TREACHER'S, INC.

                                           Summary Results of Operations

                                              June 30, 1998 and 1997



                                                                              1998                      1997

Total revenues                                                         $22,986,762               $17,775,659

Total operating expenses                                                 25,097,878                19,758,560

Loss from operations                                                     (2,111,116)               (1,982,901)


Other expenses                                                              (657,579)                   (96,121)

                  Net loss                                               (2,768,965)               (2,079,022)

Undeclared preferred stock dividends                                          (60,107)                    (8,720)

                  Net loss for common shareholders                     $(2,828,802)              $(2,087,742)



     The Company's total revenue increased 29.3% or $5,211,103 to $22,986,762 for the fiscal year ended June 30, 1998 ("Fiscal 1998") compared to the same period last year. The increase in sales was a result of operating the restaurants in the M.I.E. division for all of Fiscal 1998, compared to the 31 weeks of operation for the fiscal year ended June 30, 1997 ("Fiscal 1997").

     The Company's total costs and expenses increased 27% or $5,339,318 to $25,097,878 for Fiscal 1998, compared to the same period last year. Of the increase, $4,945,806 or 19.7% was attributed to cost and expenses incurred by the M.I.E. division from July 1 through November 26, 1997. Additional costs incurred in Fiscal 1998 was a function of the acquisition of three restaurants in 1998.

     The most significant increase from revenues came from net restaurant sales (defined as gross restaurant sales less coupons, promotion cost and discounts) which increased 25.9%, or $4,156,236, to $20,202,427 compared to the same period last year of $16,046,691. The increase was attributable to the net restaurant sales generated by the M.I.E. division for a full 52 week period ended June 30, 1998, compared to the post acquisition 31 week period of operation for the period ended fiscal year 1997. Franchise and royalty income decreased 25.2% or $235,065 to $695,547 for Fiscal 1998 primarily due to the acquisition of M.I.E. Hospitality, Inc., the Company's former 32 restaurant franchisee and several other franchise locations. Regional representative fees decreased in conjunction with the decline in royalty revenue compared to the same period last year.

     Cost of sales from restaurant operations improved by 1.1% to 34.6% on net restaurant sales for Fiscal 1998, compared to 35.7% for the same period last year.

     Other expenses, including interest expense and other non-recurring costs, increased from $96,121 to $657,579). Other non-recurring cost increased by $512,205 of which $419,417 was attributed to the due diligence expenses associated with the proposed Skipper's Inc. and Miami Sub's Corp. acquisitions, which were subsequently terminated.

     Interest expense increased 18.1% or $29,527 to $192,687 for Fiscal 1998, compared to $163,160 for the same period last year. The increase in interest expense was a function of increased debt financing for recent acquisitions, new store construction and renovations.

     The undeclared preferred stock dividends increased $51,387 in Fiscal 1998 primarily because of the issuance of Seriec C Preferred Stock in November 1997.